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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Received MAR 01 2018 WASH D.C.

SEC FILE NUMBER
8-67024

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (mm/dd/yy) AND ENDING **12/31/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wood Warren & Co. Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Powell Street, Suite #200
(No. and Street)

Emeryville	**California**	**94608**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roger Wood **510-420-3850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DM

OATH OR AFFIRMATION

I, **J. Roger Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wood Warren & Co. Securities, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

J R Wood
Signature

Managing Member
Title

See attached Ca Jurat
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2018,

by J. Roger Wood,
Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LYNNE KONLON
Notary Public – California
Contra Costa County
Commission # 2195953
My Comm. Expires Jun 3, 2021

Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: Annual Audited Report form

Document Date: ______________ No. of Pages: ______________

Signers(s) Other Than Named Above: ______________

Wood Warren & Co. Securities, LLC

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Wood Warren & Co. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2006.
Walnut Creek, California
February 26, 2018

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	281,061
Accounts receivable		374,306
Prepaids		1,693
Total Assets	$	657,060
Liabilities and Member's Equity		
Accounts payable	$	10,684
Due from member		16,723
Accrued compensation		426,845
Total Liabilities		454,252
Member's Equity		202,808
Total Liabilities and Member's Equity	$	657,060

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Income

For the Year Ended December 31, 2017

Revenue		
Investment banking fees	$	3,495,626
Total Revenue		3,495,626
Expenses		
Commissions		2,745,370
Overhead sharing		635,827
Professional fees		37,365
Other operating expenses		29,785
Total Expenses		3,448,347
Net Income	$	47,279

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

January 1, 2017	$	180,529
Distributions		(25,000)
Net income		47,279
December 31, 2017	$	202,808

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	47,279
(Increase) decrease in:		
Accounts receivable		647,199
Prepaids		746
Increase (decrease) in:		
Accounts payable		(11,406)
Due to member		16,723
Accrued compensation		(517,688)
Net Cash Provided by Operating Activities		182,853
Cash Flows from Financing Activities		
Distributions		(25,000)
Net Cash Used in Financing Activities		(25,000)
Net Increase in Cash and Cash Equivalents		157,853
Cash at beginning of year		123,208
Cash at End of Year	$	281,061

See accompanying notes

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking Fees

Investment banking fees are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, which was $30,284 at December 31, 2017. At December 31, 2017, the Company's net capital was $165,611 which exceeded the requirement by $135,327.

4. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insured limits during the year. At December 31, 2017, cash was in excess of insured limits by $31,061. The Company has never experienced any losses.

For the year ended December 31, 2017, 82% of investment banking fees were generated by one registered representative. All commissions were paid to that registered representative. At December 31, 2017, 100% of accounts receivable was related to two clients.

5. Related Party Transactions

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense overhead sharing agreement. The expense allocation for 2017 was $635,827. At December 31, 2017, $16,723 was payable. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

6. Recently Issued Accounting Pronouncements (continued)

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

7. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Net Capital	
Total member's equity	$ 202,808
Less: Non-allowable assets	
Accounts receivable	35,504
Prepaids	1,693
Total Non-allowable assets	37,197
Net Capital	165,611
Net minimum capital requirement of 6 2/3% of aggregate	
indebtedness of $454,252 or $5,000, whichever is greater	30,284
Excess Net Capital	$ 135,327

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A-5 as of December 31, 2017)

There were no material differences noted in the Company's net capital computation, at December 31, 2017.

The amended Form X-17A-5 was filed on February 26, 2018

See accompanying notes

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Wood Warren & Co. Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Wood Warren & Co. Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 26, 2018

WOOD WARREN & CO.
INVESTMENT BANKERS

February 5, 2018

SEA 15c3-3 Exemption Report

I, J Roger Wood, the Managing Member of Wood Warren & Co. Securities, LLC (the "Company") represents the following:

1 The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2 The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3 There were no exceptions during the most recent in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

J. Roger Wood
Managing Member

2200 Powell Street, Suite 200
Emeryville, CA 94608
Tel: 510-420-3840
Fax: 510-658-7367
www.woodwarren.com